UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2011

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “John Maccarone, President and CEO of Textainer Group Holdings (TGH) Limited to retire; Philip Brewer appointed as President and CEO of TGH; Robert Pedersen appointed as President and CEO of Textainer Equipment Management Limited,” dated May 23, 2011.

Exhibit

1.	Press Release dated May 23, 2011

Exhibit 1

John Maccarone, President and CEO of Textainer Group Holdings (TGH) Limited to retire; Philip Brewer appointed as President and CEO of TGH; Robert Pedersen appointed as President and CEO of Textainer Equipment Management Limited.

HAMILTON, Bermuda, May 20, 2011 — Textainer Group Holdings Limited (“TGH”, “Textainer” and the “Company”) announced at the Company’s annual general meeting that after 24 years of dedicated service to Textainer, John. A. Maccarone, the Company’s President and Chief Executive Officer, will retire later this year. Mr. Maccarone will remain a significant shareholder and a director of the Company.

As part of the succession planning process, the Board of Directors of TGH is pleased to announce that it has appointed Philip K. Brewer, currently Executive Vice President, to be the President and CEO of TGH and he will be nominated to the Company’s Board of Directors, upon Mr. Maccarone’s retirement. The Board of Directors has also appointed Robert D. Pedersen, currently Executive Vice President, to be the President and CEO of Textainer Equipment Management Limited, Textainer’s wholly owned subsidiary which provides container management, acquisition and disposition services for TGH.

Mr. Brewer, 54, has served as Textainer’s executive vice president since January 2006. He has been responsible for managing Textainer’s capital structure and identifying new sources of finance for the Company, as well as overseeing the management and coordinating the activities of the risk management and resale divisions. Mr. Brewer was senior vice president of Textainer’s asset management group from 1999 to 2005 and senior vice president of the capital markets group from 1996 to 1998. Prior to joining Textainer in 1996, Mr. Brewer worked at Bankers Trust as a managing director and Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and a M.B.A. in Finance from Columbia University.

Mr. Pedersen, 52, has served as Textainer’s executive vice president responsible for worldwide sales and marketing and operations since January 2006 in which role he spearheaded Textainer’s major growth in the market. He was senior vice president of the Company’s leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within Textainer, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Neil I. Jowell, Chairman of TGH, on behalf of the Company’s Board of Directors, commented “Mr. Maccarone has done a tremendous job in leading Textainer to become the success it is today and the world’s largest lessor of intermodal containers based on fleet size. We will continue to benefit from his experience as a member of the Board and as an advisor to Mr. Brewer and the Company. Mr. Brewer has been a part of the Textainer Executive Management Team for over 15 years and has proven to be a talented leader. It’s a natural transition for him to step in to the position of President and CEO.”

Mr. Jowell added, “Mr. Pedersen has been a part of the Executive Management Team for 20 years and has played a key role in Textainer’s growth which has resulted in a current fleet size of 2.4 million TEU, the largest in the container leasing industry.

“I am delighted with the appointment of Mr. Brewer as President and CEO of TGH and Mr. Pedersen as President and CEO of TEM. Mr. Brewer’s financing and capital structure experience coupled with Mr. Pedersen’s extensive container shipping and sales experience will allow Textainer to continue to build on the firm foundations established thus far,” commented Mr. Jowell.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.5 million containers, representing about 2.4 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 77,000 containers last year to more than 1,100 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2011

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer